UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 18, 2022

Date of Report (date of earliest event reported)

Brookline Capital Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Delaware	001-39488	85-1260244
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

280 Park Avenue, Suite 43W

New York, New York 10017

(Address of principal executive offices)

(646) 603-6716

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one-half of one Redeemable Warrant	BCACU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	BCAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	BCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously reported, on March 18, 2022, Brookline Capital Acquisition Corp., a Delaware corporation (“Brookline Capital”) announced that it executed a Business Combination Agreement dated as of March 17, 2022, with Project Barolo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Brookline Capital and Apexigen, Inc., a Delaware corporation (“Apexigen”).

In connection with the foregoing announcements, Brookline Capital held a joint investor conference call with Apexigen on March 18, 2022. The transcript of the joint conference call is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed business combinations, Brookline Capital intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Brookline Capital, and after the registration statement is declared effective, Brookline Capital will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This Current Report does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in Brookline Capital’s combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of Brookline Capital and Apexigen, which Brookline Capital will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Brookline Capital for their consideration. Brookline Capital’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Brookline Capital’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Apexigen, Brookline Capital and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Brookline Capital as of a record date to be established for voting on the proposed business combinations and related transactions.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Brookline Capital, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716.

Participants in the Solicitation

Apexigen and Brookline Capital and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Brookline Capital’s stockholders in respect of the proposed business combinations and related transactions. Information regarding Brookline Capital’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements:

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed business combination and other transactions described herein, Brookline Capital, and Brookline Capital’s management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies thereto and the future business plans of Apexigen and Brookline Capital. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Current

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Report are based on Brookline Capital’s current expectations and beliefs of the management of Brookline Capital and/or Apexigen in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Apexigen and Brookline Capital as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Apexigen or Brookline Capital will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the Brookline Capital stockholders will approve the transaction, the ability of the post-combination company to meet Nasdaq listing standards, successful clinical results, commercial adoption of approved antibody candidates and that Brookline Capital and Apexigen will have sufficient capital upon the approval of the transactions to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of Brookline Capital’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of Brookline Capital’s filings with the SEC, and in Brookline Capital’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this Current Report are made as of the date hereof, based on information available to Brookline Capital and/or Apexigen as of the date hereof, and Brookline Capital and/or Apexigen assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Conference Call Transcript, dated March 18, 2022

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 18, 2022

By:	/s/ Dr. Samuel P. Wertheimer
Name:	Dr. Samuel P. Wertheimer
Title:	Chief Executive Officer and Chairman

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Exhibit 99.1

VIAVID communications simplified.

Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call

Mar 18, 2022

CORPORATE PARTICIPANTS

Dr. Samuel P. Wertheimer, Chairman and Chief Executive Officer, Brookline Capital Acquisition Corp.

Francis Sarena, Chief Operating Officer, Apexigen, Inc.

Dr. Xiaodong Yang, Chief Executive Officer, Apexigen, Inc.

PRESENTATION

Operator

Good morning, and welcome to the Apexigen and Brookline Capital Acquisition Corp. joint conference call. My name is Daryl, and I will serve as your conference call Operator. At this time, all participants are in a listen-only mode. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

Joining me on the call today will be:

•	Dr. Samuel P. Wertheimer, Chairman and Chief Executive Officer of Brookline Capital Acquisition Corp.

•	Dr. Xiaodong Yang, Chief Executive Officer of Apexigen

•	Francis Sarena, Chief Operating Officer of Apexigen

Before we begin, I would like to remind everyone that today’s conference call will include certain forward-looking statements under the Private Securities Litigation Reform Act of 1995, including statements regarding the potential completion of a business combination between Apexigen and Brookline Capital Acquisition Corp., Apexigen’s research and development programs and the financial outlook of the combined companies. Actual results may differ from those indicated by these forward-looking statements due to numerous factors, including those that will be discussed in the Risk Factors section of Brookline Capital Acquisition Corp.’s Registration Statement on Form S-4 that the company will file with the SEC. Brookline and Apexigen’s expectations and assumptions could change. While Brookline may elect to update these forward-looking statements in the future, Brookline and Apexigen specifically disclaim any obligation to do so even if their views change.

At this time, it’s my pleasure to turn the call over to Dr. Samuel Wertheimer. Sir, you may now begin.

Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

Dr. Samuel P. Wertheimer

Thank you, Operator, and good morning, everyone. I’m thrilled to speak to you today about Apexigen and Brookline Capital Acquisition Corp.’s business combination agreement. Our goal at Brookline Capital Acquisition Corp was to identify an exceptional investment opportunity with the potential to lead transformative treatments and deliver remarkable benefits for patients worldwide. We believe we identified that opportunity in Apexigen. We look forward to sharing our vision for the future with you today.

We believe Apexigen’s validated APXiMAB™ antibody discovery technology platform and expanding pipeline of innovative antibody therapeutics hold significant promise across multiple cancer indications with high unmet needs, as well as potential applications beyond oncology. Further, we have the utmost confidence in management’s ability to lead Apexigen through this next phase of growth as a publicly listed company, to reach new inflection points across its pipeline and to drive long-term value for stockholders. I would like to hand the call over to Francis, to touch upon the highlights of the transaction, and to Xiaodong, who will provide an overview of Apexigen’s impressive immuno-oncology pipeline.

Francis Sarena

Thank you, Sam.

Upon closing of the transaction, Brookline Capital Acquisition Corp. will be renamed Apexigen, Inc. We expect to close the merger in July 2022 and thereafter list our shares on Nasdaq under the ticker symbol APGN. In connection with the merger, a group of healthcare investors and existing Apexigen stockholders have committed to participate in the transaction through a $15 million common stock and warrant PIPE at a purchase price of $10 per unit consisting of one share and a half warrant for one share. Gross proceeds of the transaction available to the Combined Company will be approximately $73 million— assuming no redemptions from Brookline’s trust account and before the transaction expenses. In addition, Brookline and Lincoln Park Capital have entered into a committed investment agreement under which the Combined Company would have the right to direct Lincoln Park to purchase up to an aggregate of $50 million of common stock of the Combined Company over a 24-month period, providing financing flexibility to the Combined Company. A summary of the transaction and of Apexigen’s business were included in Brookline’s 8-K filing announcing this transaction.

ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

We are excited about the opportunity this transaction presents and about what’s to come for Apexigen. On that note, I’ll now turn the call over to Xiaodong.

Dr. Xiaodong Yang

Thank you, Francis, and thanks to everyone for joining today. We are confident that this transaction has the potential to create meaningful value for patients and stockholders and will serve as an important growth driver for Apexigen.

This is an important step toward executing Apexigen’s vision and fulfilling our mission. I am incredibly honored to continue leading Apexigen as Chief Executive Officer in this exciting new chapter. I look forward to leveraging my experience leading drug discovery and development programs in oncology to advance the clinical development of our promising immuno-oncology pipeline. Joining me from the Apexigen team are accomplished industry veterans with deep biopharmaceutical expertise, proven track records and leadership abilities and a fierce drive to improve patient outcomes. Francis Sarena, our Chief Operating Officer, is a seasoned biotech executive with a track record of operational success and transactional acumen. He brings significant executive experience in strategic planning and execution, business development, investor relations, legal and IP as well as organizational development. Francis spent ten years in positions of increasing responsibility at Five Prime Therapeutics, most recently as Chief Strategy Officer. Mr. Sarena was a key leader in

•	Five Prime’s transition from a private, research-focused company to a public, clinical-stage company with a growing pipeline of cancer therapies and

•	In the sale of Five Prime to Amgen in 2021.

Dr. Frank Hsu, our Chief Medical Officer, brings more than 25 years of experience in cancer drug development in biotech and academia. Frank has advanced multiple biologics from early preclinical development through first-in-human studies and late-stage clinical development. Most recently, Frank served as Chief Medical Officer at Oncternal Therapeutics, and before that he served as Vice President and Head of Oncology at Immune Design Corporation, where he was responsible for development of several immuno-oncology programs, prior to its acquisition by Merck.

ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

Linda Rubinstein, our Interim Chief Financial Officer since 2018, has over 30 years of operational, financial and capital markets experience. Throughout her impressive career as chief financial officer, Linda has led the finance functions at research and commercial stage companies and has greatly contributed to operations and strategy.

Our management team also includes Jason Wright, Apexigen’s SVP of CMC, and Amy Wong, our SVP of Finance and Operations.

When we founded Apexigen, our mission was to usher in the next generation of antibody therapeutics with an emphasis on new immuno-oncology products to combat and eradicate cancer. Apexigen is focused on discovering and developing innovative drugs that enhance tumor-specific immunity. Our validated APXiMAB platform enables the discovery of antibodies with unique attributes against known and novel immune system targets. This platform has enabled Apexigen and its licensing partners to discover and develop high-quality therapeutic antibodies against a variety of molecular targets, including targets that are difficult to drug with conventional therapeutic antibody technologies.

Apexigen’s clinical pipeline includes sotigalimab and five out-licensed product candidates that were discovered using the APXiMAB platform. One of these programs has reached commercialization and is generating royalties for Apexigen and the other four are advancing in clinical development.

Apexigen’s immediate clinical opportunity and lead product candidate, sotigalimab or sotiga, is currently in Phase 2 development for multiple cancer indications, including post-PD-1 melanoma, esophageal and gastro-esophageal junction cancer, sarcoma, rectal cancer and ovarian cancer. Sotiga is a humanized antibody and a potent CD40 agonist that is designed to reverse systemic immune suppression through the activation of several mechanisms of immune function. CD40 is a co-stimulatory receptor that is essential for activating both the innate and adaptive arms of the immune system. Activation of CD40 initiates and amplifies a multi-cellular immune response, causing components of both arms of the immune system to work in concert to attack and kill tumor cells. As such, CD40 activation could play a fundamental role in tumor-specific immune activation.

ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

Emerging data across our broad development program suggest there is significant opportunity for sotiga to be the best-in-class CD40 agonist antibody. We recently presented exciting Phase 2 data at SITC, demonstrating that the combination of nivolumab and sotiga led to prolonged tumor response or prolonged disease control in anti-PD-L1 or anti-PD-1 refractory melanoma patients with a favorable safety and tolerability profile. Objective response rate, or ORR, in this refractory population was 15.2% with a stable disease rate of 30% in the 33 evaluable patients. We observed durable responses of more than 25 months, and at completion of therapy and study follow-up, 4 of the 5 responding patients remained in partial response without further systemic therapy. Stable disease was observed up to 14.8 months. Adverse events considered related to sotiga or nivolumab or both were predominantly grade 1 or 2 and transient. There was a low incidence of reported infusion reactions and no cytokine release syndrome. Serious adverse events were reported in 15.8% of patients, but none were considered related to either study agent. Immune-related adverse events occurred infrequently and, importantly, not more than expected with nivolumab alone. While a small subset of patients with metastatic melanoma who progress while on PD-1 blockade therapy may exhibit delayed tumor shrinkage —presumably due to resolving (inflammatory) pseudo-progression—the vast majority of patients will not. Patients with confirmed refractory disease respond poorly to current treatments, representing a critical unmet need for effective new therapies. In summary, melanoma patients who are refractory to anti-PD-1 therapy have very few options and we remain encouraged by the clinical benefit of sotiga in combination with nivolumab that we observed in this trial.

We have also observed evidence of sotiga activity in other settings, including complete responses observed with sotiga in monotherapy for first-line melanoma; higher-than-historical pathologic complete response rates in neoadjuvant esophageal and gastroesophageal junction cancer patients given sotiga in combination with chemoradiation; and both clinical benefit and on-mechanism and differentiated biomarker activity observed with the combination of sotiga and standard-of-care gemcitabine/nab-paclitaxel in pancreatic cancer patients.

ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

Taken together, these data speak to the promise of sotiga-based combinations and their potential to pave the way for novel immuno-oncology strategies that could provide meaningful benefit to patients across with multiple tumor settings. Our Phase 2 program is well underway, and we look forward to building upon our foundation of compelling proof-of-concept data and delivering on key near-term development milestones, including preliminary data from our ongoing Phase 2 clinical study of sotiga in combination with chemoradiation as a neoadjuvant therapy in esophageal and gastro-esophageal junction cancer in the first half of 2022, as well as preliminary data from the Phase 2 study of sotiga in combination with standard-of-care chemotherapy in advanced sarcoma by the end of 2022. Apexigen owns global rights to sotiga.

Moving next to our preclinical programs: The first, APX601, is an anti-TNFR2 antagonist antibody which is designed to reverse immune suppression in the tumor microenvironment and unleash immune-mediated tumor killing activity through multiple mechanisms of action. APX601 can

•	Deplete and inactivate immunosuppressive T regulatory cells that express TNFR2,

•	Reverse myeloid-mediated T cell suppression and

•	Directly kill TNFR2-expressing tumor cells.

APX601 shows potent anti-tumor activity and is well-tolerated in preclinical models. We plan to develop APX601 for the treatment of multiple tumor indications of unmet medical need and plan to file an IND application for APX601 in mid-2022.

Another exciting preclinical program is APX801, which addresses an undisclosed target. APX801 is an NK cell engager that can stimulate anti-tumor immune response leading to killing of tumor cells by specifically activating NK cells.

We look forward to updating you in the future on our progress towards achieving the multiple value-driving milestones across our pipeline.

ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Apexigen and Brookline Capital Acquisition Corp. Joint Conference Call, March 18, 2022

Xiaodong (Closing)

In closing, we are thrilled to share our progress with you today. This transaction enhances our ability to meet the needs of patients by advancing the development of our immuno-oncology pipeline; strengthens Apexigen financially; and unleashes value for our stockholders. Brookline Capital Acquisition Corp. is a great partner for this transaction and together, we look forward to delivering on our shared vision to overcome outstanding challenges in oncology.

Before we conclude today’s call, I would like to thank our partners and investors who have made this transformative deal possible, and I’d like to share our gratitude with the Apexigen team; the patients, their families and investigators who have helped advance our clinical development efforts; as well as our passionate global and entrepreneurial investors, who remain steadfast in their mission to deliver innovative life-changing immuno-oncology therapeutics to patients around the world.

Thank you for joining the call today and stay safe.

Operator

Ladies and gentlemen, this concludes today’s conference call. You may disconnect your lines at this time. Thank you for your participation.

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ViaVid has made consideration efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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